CORRESP SEC Response 122308

VIA EDGAR

December 24, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549
Attention:  Mr. Christian Windsor

Re:	Ameris Bancorp
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for Period Ended March 31, 2008
Schedule 14A for 2008 Annual Meeting of Shareholders
                     File No. 001-13901

Ladies and Gentlemen:

Ameris Bancorp, a Georgia corporation (the “Company”), hereby transmits for filing the Company’s responses to comments of the Staff contained in the letter from Mr. Christian Windsor to the undersigned dated November 13, 2008.  For the Staff’s convenience, the numbered paragraphs below correspond to the paragraph numbers in the Staff’s November 13, 2008 comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2007 (the “Annual Report”)

Item 3, Legal Proceedings, page 21

1.
The final ruling of the Supreme Court of Alabama in the referenced proceeding was received on December 12, 2008.  In that ruling, the Supreme Court of Alabama reversed the rulings of the trial court and entered a judgment in favor of the Company’s former subsidiary, Southland Bank, and the Southland Bank employee named as a defendant in the suit.  The Company intends to disclose this information in its future filings.

Signatures, page 51

2.
As requested by the Staff, the Company’s future filings will identify the Company’s principal accounting officer.  Currently that person is Dennis J. Zember Jr., the Company’s Executive Vice President and Chief Financial Officer.

Securities and Exchange Commisssion
December 24, 2008

Form 10-Q for the Period Ended March 31, 2008 (the “Quarterly Report”)

Note 1, Basis of Presentation & Accounting Policies, page 6

3.
The requested reconciliation of Level 3 assets and the disclosure required by paragraph 32 (c) and (d) of SFAS 157 are provided in Exhibit A to this letter and will be included in the Company’s future filings, as requested by the Staff.

The determination of the fair value of the Company’s derivative instruments is completed by employing discounted cash flow analysis that includes several significant other observable inputs.  This analysis and these inputs include the contractual terms of each derivative, including the period to maturity, interest rate curves and implied volatilities.  The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts and the discounted expected variable cash payments.  The variable cash payments are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves.  In the opinion of Company management, these significant inputs are Level 2 inputs.

In addition to these inputs and in compliance with provisions of SFAS 157, management has considered the impact of credit valuation adjustments to reflect the risk of nonperformance by the Company’s counterparty.  This consideration of the credit risk of the Company’s counterparty relies primarily on estimated credit spreads to determine the likelihood of default.  The nature of these inputs leads management to believe that they are Level 3 inputs.

Management’s determination has been to place the derivative contracts in the fair value hierarchy as Level 2.  This determination was based on the belief that credit valuation adjustments are not currently significant to the overall determination of fair value.

Schedule 14A for 2008 Annual Meeting of Shareholders (the “Proxy Statement”)

Methodology for Establishing Compensation, page 8

4.
As stated in the Proxy Statement, the Company has chosen to position cash compensation of its named executive officers at close to market median levels, with the allocation of total cash between base salary and annual bonus based on a variety of factors.  Among those factors are the executive’s performance during the relevant period, the performance of the Company during the relevant period, the individual business or corporate function for which the executive is responsible, the nature and importance of the position and role within the Company, the scope of the executive’s responsibility and the current compensation package then in place for that executive.  On this basis, the Compensation Committee of the Company’s Board of Directors determined that increases in the base salaries of the named executive officers, ranging from $7,290 for Jon Edwards, the Company’s Executive Vice President and Director of Credit Administration, to $50,000 for Edwin W. Hortman Jr., the Company’s President and Chief Executive Officer, were warranted in 2007.  Additional information regarding the base salary adjustments is set forth under the caption “2007 Evaluation of CEO Compensation and Executive Performance” in the Proxy Statement.

With respect to annual bonuses, the Committee determined a minimum level of Company earnings to be applicable during fiscal year 2007 for determining whether the named executive officers would receive incentive compensation.  This minimum level of earnings for fiscal year 2007 was not reached and, consequently, no incentive compensation was payable to the named executive officers for that period.

As requested by the Staff, the Company will disclose in its future filings the methodology used by the Committee to determine the level of each compensation element and how that methodology resulted in the compensation paid to executives in the relevant period.

Securities and Exchange Commisssion
December 24, 2008

5.
As requested by the Staff, the Company will identify in its future filings any consulting firms retained by the Company in determining or recommending the amount or form of executive and director compensation.

6.
As requested by the Staff, the Company will disclose in its future filings the manner in which any peer group data, and the members of any such peer group, is used by the Compensation Committee of the Company’s Board of Directors for benchmarking total compensation or any material element of compensation of the Company’s named executive officers.

7.
As requested by the Staff, the Company will disclose in its future filings the Company’s use of targets to award different types of compensation to the Company’s named executive officers.  Such information will be included even where no compensation was awarded in connection with the Company’s use of such targets.

Stock Ownership Guidelines, page 10

8.
As requested by the Staff, the Company will quantify in its future filings the number or amount of shares of Company stock required to be owned by the Company’s executive officers and directors, if any.

Certain Relationships. . ., page 27

9.
As requested by the Staff, the Company will include in its future filings the complete representation regarding loans to insiders required by the instructions to Item 404(a) of Regulation S-K, including clarification that the loans were made on the same terms, including interest rates, as were available to other persons not related to the Company or its banking subsidiary.

Securities and Exchange Commisssion
December 24, 2008

* * *

The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Annual Report, the Quarterly Report and the Proxy Statement; (ii) Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Annual Report, the Quarterly Report or the Proxy Statement; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Any comments or questions regarding the Annual Report, the Quarterly Report, the Proxy Statement or this letter should be directed to the undersigned at telephone (229) 890-1111 or facsimile (229) 890-2235.

Sincerely,

/s/ Dennis J. Zember Jr.
Dennis J. Zember Jr.
Executive Vice President and Chief Financial Officer

Securities and Exchange Commisssion
December 24, 2008

Exhibit A
Proposed Disclosures completed in accordance with SFAS 157, paragraph 32 (c) and (d)

	Investment Securities Available for Sale	Impaired Loans	Other Real Estate Owned
Beginning balance January 1, 2008	3,118	3,225	6,991
Total gains/(losses) included in net income	-	(900)	41
Purchases, sales, issuances, and settlements, net	1,000	-	(13,280)
Transfers in or out of Level 3	(50)	8,705	9,982

Ending balance September 30, 2008	4,068	11,030	3,734

	Three month period ending September 30, 2008
	Investment Securities Available for Sale	Impaired Loans	Other Real Estate Owned
Net (losses) gains included in net income relating to assets held at September 30, 2008	-	(620)	7

	Nine month period ending September 30, 2008
	Investment Securities Available for Sale	Impaired Loans	Other Real Estate Owned
Net (losses) gains included in net income relating to assets held at September 30, 2008	-	(900)	(41)
Gains or losses on impaired loans are recorded in the provision for loan losses while gains or losses on Other Real Estate Owned are reflected in other income.